EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION

23ANDME HOLDING CO. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

FIRST: The Certificate of Incorporation of the Corporation as heretofore in effect is hereby amended such that Article I thereof shall now provide in full as follows:

“The name of the corporation is Chrome Holding Co. (the “Corporation”).”

SECOND: The forgoing amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this 14th day of August, 2025.

23ANDME HOLDING CO.

By:	/s/ Joseph Selsavage
	Name:	Joseph Selsavage
	Title:	Interim Chief Executive Officer and Chief Financial Officer and Accounting Officer

[Certificate of 23andMe Holding Co. Amendment]